

16012802

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
413

SECUR

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Manhattan Beach Trading Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 East Maple Avenue
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (954) 760-2315
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600 (Address) Newport Beach (City) California (State) 92660 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services LLC., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

FINOP

Title



Signature of Notary



DEBRA STANGER
NOTARY PUBLIC-STATE OF FLORIDA
COMMISSION # FF 118812
My Comm. Expires on May 4, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [X] (a) Statement of Changes in Subordinated Borrowings.
- [X] (a) Computation of Net Capital.
- [ ] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [X] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Manhattan Beach Trading Financial Services, LLC

We have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, LLC (formerly known as Manhattan Beach Trading Financial Services, Inc. and defined herein as the "Company") as of December 31, 2015, and the related notes to the financial statement (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Manhattan Beach Trading Financial Services, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Squar Milner LLP

Newport Beach, California
February 29, 2016

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com
Los Angeles | Newport Beach | San Diego | Encino | Cayman Islands

MANHATTAN BEACH TRADING FINANCIAL SERVICES, LLC
(formerly known As Manhattan Beach Trading Financial Services, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	649,826
Accounts receivable		137,136
Commissions receivable, clearing house		263,843
Due from affiliate		14,333
Clearing deposit		1,000,047
Other assets		52,295
Total assets	$	2,117,480

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to affiliates	$	449,850
Accounts payable and other accrued expenses		217,139
Assessment payable for exchange data fees (Note 9)		95,000
Commission rebates		19,829
Total liabilities		781,818
Member's Equity		
Common stock, $1.00 par value, 1,000,000 shares authorized, 10,000 share issued and outstanding		10,000
Additional paid-in capital		3,413,346
Accumulated deficit		(2,087,684)
Total member's equity		1,335,662
Total liabilities and member's equity	$	2,117,480

 The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Manhattan Beach Trading Financial Services, LLC (formerly known as Manhattan Beach Trading Financial Services, Inc.) (the "Company") was granted registration as a broker-dealer by the United States Securities and Exchange Commission ("SEC") in May 1992 and was granted membership in the National Association of Securities Dealers, Inc., now known as the Financial Industry Regulatory Authority ("FINRA"), in May 1993. The Company is a wholly owned subsidiary of MB Trading Holdings, LLC ("MBTH"). The Company is an introducing broker and does not hold customers' funds or securities for, or owe any money or securities to, customers. The Company operates under the exemption provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

In November 2015, the Company's parent MB Trading Holdings, LLC ("MBTH") entered into an agreement to sell all of the Company's assets to TradeKing Group, Inc. ("TradeKing"), in exchange for up to 16,110,000 shares of TradeKing's common stock. The final share amount transferred will depend upon an earn-out measured through October 2016, as well as any indemnity claims made over the 15 months following the close. As part of the acquisition, MBTH distributed cash to owners totaling approximately $23.0 million in November 2015. The transaction was completed on November 13, 2015, and contemporaneous therewith, the Company changed its name to Manhattan Beach Trading Financial Services, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2015.

Cash Segregated in Compliance With Federal and Other Regulations

The Company maintains cash segregated under provisions of Rule 15c3-3 – Special Reserve Bank Account for the Exclusive Benefit of Customers – to ensure sufficient reserve requirements for commission rebates issued to customers. Commission rebates for certain institutional customers are included in commissions receivable, clearing house. Upon receipt, these rebates are maintained in the segregated cash account and paid directly from this account to the institutional customers. Cash balance in the account was $1,103 as of December 31, 2015 and at all times exceeded the payables to customers.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were in excess of the federally insured amount as of December 31, 2015.

Revenue Recognition

Commission revenue on securities transactions and related clearing expenses are recorded on a settlement-date basis. The difference between settlement date and trade date commissions was not significant as of December 31, 2015. Interest income is recognized on money market accounts as earned. Fee income arising from transactions with exchange listed securities is recognized as the services are performed.

Commissions Receivable, Clearing House

Accounts receivable result primarily from fees and commission due from clearing houses (see Note 4) and broker dealers. The Company regularly evaluates the collectability of receivables and provides an allowance for doubtful accounts based on the historical write-off experience of such fees and commission. The Company was not required to have an allowance for uncollectible accounts as of December 31, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Deposits

Clearing deposits represent funds held by the Company's clearing houses for clearing members and may be in the form of cash, government obligations, money market mutual fund shares, certificates of deposit, or letters of credit. The amount of deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in contracts and the margin rates then in effect for such contracts.

Commission Rebates

The Company rebates commission fees to certain institutional customers. Commission rebates are calculated monthly and recorded as liabilities on the accompanying statement of financial condition. The Company paid $393,918 in commission rebates during the year ended December 31, 2015, which is netted against commission revenues in the accompanying statement of operations.

Advertising and Marketing

Advertising and marketing costs are charged to operations when incurred. The Company incurs advertising and promotion costs related to various initiatives in media advertising on a domestic and international basis. Advertising and marketing costs were $25,500 for the year ended December 31, 2015. These costs are included in related party support services in the accompanying statement of operations.

Income Taxes

In accordance with the Purchase and Sale Agreement and Plan of Merger, as described in Note 1, the Company's legal entity was changed from a Corporation to a Limited Liability Company in November 2015. Under present income tax laws, a limited liability Company is taxed as a partnership and is not subject to federal or state income taxes. The Members include their respective share of profits and losses in their individual income tax returns. Accordingly, the provision for income taxes reflected in the accompanying financial statements include the Company's activity prior to its change to a limited liability Company.

The Members' income tax returns may be subject to examination by federal and state taxing authorities. Because of the application of tax laws and regulations, many types of transactions are susceptible to varying interpretations; amounts reported in the accompanying financial statements could be changed later upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

While electing partnership status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statement. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Related Party Support Services

As more fully described in Note 7, the Company has entered into various services arrangements with affiliates. Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Business Combinations and Push Down Accounting

Business acquisitions are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The purchase method of accounting requires management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

In a case where the Company is acquired, a new basis of accounting is established reflecting the fair value of assets and liabilities at the date of acquisition (i.e., "push down" basis), which is elective for privately-held companies. Any goodwill resulting from the acquisition is not pushed down to the Company but would be included in the financial statements of the acquirer. For the acquisition of the Company effective November 13, 2015 as described in Note 1, push down accounting was not applied and a new accounting basis was not established at the date of acquisition.

Subsequent Events

The Company evaluated subsequent events through February 29, 2016, which is the date the financial statements were available to be issued.

Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after such date and before the consolidated financial statements are available to be issued.

3. INCOME TAXES

The income tax expense of the Company comprises the following:

	Federal	State	Total
Current	$ –	$ 6,896	$ 6,896
Deferred	–	–	–
	$ –	$ 6,896	$ 6,896

As a result of the transaction discussed in Note 1, the Company changed from a corporation to a limited liability company, a pass-thru entity. As of November 13, 2015, the Company had deferred tax assets of approximately $1.2 million, of which $1.0 million was related to net operating loss carryforwards that will be limited for use by the current owners. Given the Company's change in tax filing status, the Company has recorded a full valuation allowance against these assets and will file an income tax return for the period from January 1, 2015 to November 13, 2015.

4. CLEARING AGREEMENT

On June 6, 2012, the Company contracted with Apex Clearing Corporation ("Apex") to act as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. Apex is a member of major securities exchanges. The Company is subject to credit risk to the extent that Apex may be unable to fulfill its obligation to repay amounts owed to the Company. On a monthly basis, Apex remits commissions earned by the Company on securities transactions with customers, net of charges for floor brokerage and clearance fees. As of December 31, 2015, the Company had a receivable from Apex of $263,843. The commission receivable was collected in January 2016. In connection with this clearing agreement, the Company is required to maintain a minimum security deposit of $1,000,000 at December 31, 2015 with Apex. Such amount is included in clearing deposit in the accompanying statement of financial condition.

5. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6 2/3% of its minimum requirement). As of December 31, 2015, the Company had net capital of $1,132,719, which was $882,719 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2015 is zero.69 to 1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph (k)(2)(i) and k(2)(ii) under the Securities and Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customers securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the physical possession or control requirements of the Rule.

6. OFFSETTING OF FINANCIAL ASSETS

The following table presents information about the Company's offsetting of financial assets as of December 31, 2015, consisting solely of commission receivable:

(i)	(ii)	(iii) = (i) - (ii)	(iv) Gross Amount Not Offset in the Statement of Financial Condition		(v) = (iii) - (iv)
Commission Receivable Gross	Clearing Charges Gross Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
$ 328,267	$ (64,424)	$ 263,843	$ –	$ –	$ 263,843

7. RELATED PARTY TRANSACTIONS

In January 2010, the Company entered into a management services agreement with MBTH, which was subsequently amended in December 2014, whereby MBTH will assist the Company with respect to general management, administrative, technical and other financial matters as the Company requests. The new agreement entered into in December 2014 is for three years unless terminated by the agreement of the parties. During the year ended December 31, 2015, the Company recorded $987,271 of expenses related to this agreement and had a payable to MBTH of $179,905 as of December 31, 2015.

In 2008, the Company entered into an expense sharing agreement with MB Trading Futures, Inc. ("MBTF"). MBTF is a related entity and is wholly owned by MBTH. In accordance with the agreement, MBTF agreed to assume responsibility for payment and the Company agreed to reimburse MBTF for certain expenses related to the Company's business such as occupancy, advertising, salaries and insurance. The agreement will continue in effect until i) terminated by submission of a sixty day notice by either party or ii) terminated for breach of contract by either party. During the year ended December 31, 2015, the Company recorded $1,477,045 of expenses related to this agreement and had a payable to MBTF of $110,180 as of December 31, 2015.

In March 2010, the Company entered into a technical support and development agreement with MBT Workforce and Development, LLC ("Workforce"). Workforce is a related entity and is wholly owned by MBTH. In accordance with the agreement, Workforce will provide the Company with technical support related to the Company's software in addition to the development and maintenance of the Company's intellectual property. The initial agreement was for a five year term and will renew automatically after that for an additional twelve months unless terminated by submission of a ninety day notice by either party. This contract was automatically renewed as neither party elected to terminate. During the year ended December 31, 2015, the Company recorded $1,099,982 in expenses related to the agreement as well as other reimbursable expenses and had a payable to Workforce of $125,458 as of December 31, 2015.

In January 2010, the Company entered into a technical support and development agreement with MBT IP, LLC ("MBTIP"). MBTIP is a related entity and is wholly owned by MBTH. In accordance with the agreement, MBTIP will provide the Company with the right to use its intellectual property. In exchange for the use of the intellectual property, the Company will pay MBTIP $0.25 for each trade made utilizing the intellectual property. The initial agreement was for a one year term unless earlier terminated by mutual agreement or for breach of contract. This contract was automatically renewed as neither party elected to terminate. During the year ended December 31, 2015, the Company recorded $161,590 of expenses related to this agreement and had a payable to MBTIP of $34,307 as of December 31, 2015.

8. COMMITMENTS AND CONTINGENCIES

Legal

From time to time, the Company may be involved in various claims, lawsuits and disputes with third parties incidental to the ordinary operations of the business. The Company is not currently involved in any litigation which management believes could have a material adverse effect on the Company's financial position or results of operations.

Credit Risk

The Company's customer's securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payments of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may incur losses it cannot cover, and in such case could result in liability to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

9. EXCHANGE DATA SERVICES SETTLEMENT

During the calendar year 2014, pursuant to a review conducted by the New York Stock Exchange ("NYSE"), it was discovered that for the period covering from October 2010 through October 2013 that certain issues existed with the information collected by the Company with regard to classifying and reporting its customers as "professional" or "non-professional" as defined in the agreement between NYSE and the Company and that certain of the Company's customers were incorrectly reported to NYSE. The Company entered into a settlement agreement with NYSE on February 25, 2015 for $2,000,000 for additional fees owed in order to settle all disputed amounts. This amount was paid concurrently with executing the settlement agreement in February 2015. Subsequent to the settlement agreement, NYSE has started to review accounts from October 2013 through the date of the settlement. The Company, based on advice of counsel, has estimated and recorded a liability for this potential claim of approximately $95,000 as of December 31, 2015.